FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated December 22, 2003 (Quebecor inc.).

QUEBECOR INC. AND QUEBECOR MEDIA INC.
ANNOUNCE THE PURCHASE OF THE PREFERED SHARES HELD BY
CARLYLE IN VIDEOTRON TELECOM

For immediate release

Montréal, December 22, 2003 – Quebecor Inc. and Quebecor Media Inc. announced today that Quebecor Media has entered into an agreement with The Carlyle Group (“Carlyle”) to purchase the preferred shares held by Carlyle in Videotron Telecom Ltd, Quebecor Media’s business telecommunications venture. The acquisition was made for a purchase price with a current value estimated at approximately CA$125 million. A payment of CA$55 million was made to Carlyle at closing earlier today. The balance of the purchase price is subject to variation on the basis of the valuation of the common shares of Quebecor Media and is payable on demand at any time after December 15, 2004, but no later than December 15, 2008. Quebecor Media may, under certain conditions and if its shares are publicly traded at that time, pay the deferred purchase price by delivering 3,740,682 common shares to Carlyle (123,602,807 common shares of QMI are currently outstanding following a recent stock consolidation).

The President and CEO of Quebecor and Quebecor Media, Mr. Pierre Karl Péladeau, said: “We are pleased by this arrangement with The Carlyle Group that contributes to align our objectives. This transaction is a significant development for our telecommunication operations. It will enable us to create additional synergies with other assets of the group and remove the uncertainty surrounding the development of our business and residential telecommunication services. This transaction will allow us to fully implement our business strategies and further accelerate the development of our telephony, Internet and data transmission services.”

The 5,000 Class C Preferred Shares acquired by Quebecor Media were yielding 9% dividends and were recorded on the balance sheet in the amount of CA$278.7 million. In accordance with Canadian generally accepted accounting principles, the shares were classified under liabilities. Therefore, as a result of the transaction, an estimated net gain, after taxes, of CA$153.7 million will be recorded in the consolidated income statement of Quebecor Media, and an estimated net gain, after taxes and non-controlling interest, of CA$84.1 million (or CA$1.30 per basic share) will be accounted for in the consolidated income statement of Quebecor Inc. Under generally accepted accounting principles in the United States, the gain realized on the acquisition of Videotron Telecom’s redeemable preferred shares will be accounted for as a capital stock transaction and therefore will not be recognized in the income statement.

Forward-looking statements

Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Quebecor’s and its subsidiaries actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Quebecor’s products, changes in equipment costs and availability, pricing actions by competitors, and general changes in the economic environment.

Videotron Telecom

Videotron Telecom Ltd. is a provider of business telecommunications services including local switch dial tone, long distance, high speed data transmission and Internet connectivity. Its network has over 8,400 km/cable in Québec and 2,000 km/cable in Ontario and reaches more than 80% of businesses located in the metropolitan areas of Québec and most of the business located in the major metropolitan areas of Ontario. This business telecommunications segment of Quebecor Media generated revenues of $84.7 million and operating profit of $19.5 million for the twelve month period ended September 30, 2003.

Quebecor

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services company in the world. Quebecor Media is a leading Canadian-based media company with interests in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), television broadcasting (TVA Group Inc.), Web integration and technology (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazine publishing (TVA Publishing Inc.), book publishing (half a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Videotron Telecom Ltd.).

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer Quebecor Inc. Office: (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. Office: (514) 380-1974 Portable: (514) 236-8742 lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/S/ Claudine Tremblay
—————————————————
By: Claudine Tremblay
       Director, Corporate Services and
       Assistant Corporate Secretary

Date: December 22, 2003